77C Matters submitted to a vote of security holders
Columbia Tax-Managed Growth Fund II

On September 16, 2005, a Special Meeting of the Shareholders of the Columbia Tax Managed Growth Fund II was held to approve the following item, as described in the Combined Proxy Statement/Prospectus for the Meeting. The prosposal did not pass and the Meeting was adjourned to September 28, 2005, at which time the prosposal passed. The votes cast at the Meeting were as follows

To approve an Agreement and Plan of Reorganization:

   For:           1,698,279.545    shares of beneficial interest being a
                                   majority of the shares represented
                                   at the Meeting
   Against:        38,519.000      shares of beneficial interest
   Abstain:        44,765.328      shares of beneficial interest

(proxy statement incorporated herein by reference to Accession number 0001193125-05-144509
5

Columbia Tax Managed Value Fund

On September 16, 2005, a Special Meeting of the Shareholders of the Columbia Tax Managed Value Fund was held to approve the following item, as described in the Combined Proxy Statement/Prospectus for the Meeting. The votes cast at the Meeting were as follows:


To approve an Agreement and Plan of Reorganization:

   For:           2,654,305.295    shares of beneficial interest being a
                                   majority of the shares represented
                                   at the Meeting
   Against:         103,649.129    shares of beneficial interest
   Abstain:         165,760.015    shares of beneficial interest


(proxy statement/prospectus incorporated herein by reference to Accession number 0000950144-05-006567



77L Legal Proceedings
On February 9, 2005, Columbia Management (which has since merged into Banc of America Capital Management, LLC(now named Columbia Management Advisors, LLC)) and Columbia Funds Distributor, Inc.(which has been renamed Columbia Management Distributors, Inc.) ("CMD") (collectively, the "Columbia Group") entered into an Assurance of Discontinuance with the New York Attorney General ("NYAG") (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the Securities and Exchange Commission ("SEC") (the "SEC Order"). The SEC Order and the NYAG Settlement are referred to collectively as the "Settlements". The Settlements contain substantially the same terms and conditions as outlined in the agreements in principle which Columbia Group entered into with the SEC and NYAG in March, 2004.

Under the terms of the SEC Order, the Columbia Group has agreed among other things, to: pay $70 million in disgorgement and $70 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to review the Columbia Group's applicable supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (see below). The Columbia Funds have also voluntarily undertaken to implement certain governance measures designed to maintain the independence of their boards of trustees. The NYAG Settlement also, among other things, requires Columbia Management and its affiliates to reduce certain Columbia Funds (including the former Nations Funds) and other mutual funds management fees collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

Pursuant to the procedures set forth in the SEC Order, the $140 million in settlement amounts described above will be distributed in accordance with a distribution plan to be developed by an independent distribution consultant who is acceptable to the SEC staff and the Columbia Funds' independent trustees. The distribution plan must be based on a methodology developed in consultation with the Columbia Group and the funds' independent trustees and not unacceptable to the staff of the SEC. At this time, the distribution plan is still under development. As such, any gain to the funds or their shareholders cannot currently be determined.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

A copy of the SEC Order is available on the SEC website at http://www.sec.gov. A copy of the NYAG Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005.

In connection with events described in detail above, various parties have filed suit against certain funds, the Trustees of the Columbia Funds, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America and its affiliated entities. More than 300 cases including those filed against entities unaffiliated with the funds, their Boards, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America and its affiliated entities have been transferred to the Federal District Court in Maryland and consolidated in a multi-district proceeding (the "MDL").

The derivative cases purportedly brought on behalf of the Columbia Funds in the MDL have been consolidated under the lead case. The fund derivative plaintiffs allege that the funds were harmed by market timing and late trading activity and seek, among other things, the removal of the trustees of the Columbia Funds, removal of the Columbia Group, disgorgement of all management fees and monetary damages.

On March 21, 2005, purported class action plaintiffs filed suit in Massachusetts state court alleging that the conduct, including market timing, entitles Class
B shareholders in certain Columbia Funds to an exemption from contingent deferred sales charges upon early redemption (the "CDSC Lawsuit"). The CDSC Lawsuit has been removed to federal court in Massachusetts and the federal Judicial Panel has transferred the CDSC Lawsuit to the MDL.

The MDL is ongoing. Accordingly, an estimate of the financial impact of this litigation on any fund, if any, cannot currently be made.

In 2004, certain Columbia Funds, the Trustees of the Columbia Funds, advisers and affiliated entities were named as defendants in certain purported shareholder class and derivative actions making claims, including claims under the Investment Company and the Investment Advisers Acts of 1940 and state law. The suits allege, inter alia, that the fees and expenses paid by the funds are excessive and that the advisers and their affiliates inappropriately used fund assets to distribute the funds and for other improper purposes. On March 2, 2005, the actions were consolidated in the Massachusetts federal court as In re Columbia Entities Litigation. The plaintiffs filed a consolidated amended complaint on June 9, 2005. On November 30, 2005, the judge dismissed all claims by plaintiffs and ordered that the case be closed.



77M Mergers

On October 7, 2005, the shareholders of Columbia Tax Managed Growth Fund II
(Fund) approved an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of Columbia Tax-Managed Growth Fund II to, and the assumption of all of the liabilities of, Columbia Tax-Managed Growth Fund II by, Columbia Tax-Managed Growth Fund, in exchange for shares of Columbia Tax-Managed Growth Fund, and (ii) the distribution of such shares to the shareholders of Liberty Equity Fund, Variable Series in complete liquidation of Columbia Tax-Managed Growth Fund II.

Immediately following the merger on October 7, 2005, Columbia Tax Managed Growth Fund reorganized as a newly-formed series of Columbia Funds Series Trust I. The primary purpose of the Trust Reorganization is to facilitate compliance monitoring and administration for the Columbia Funds.

(Agreement and Plan of Reorganization filed as Appendix A within the Fund's proxy statement dated July 19, 2005 herein incorporated by reference to Accession number 0001193125-05-144509